UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

NOTICE OF MATERIAL EVENT

(Santiago, Chile, August 10, 2018) - Compañía Cervecerías Unidas S.A. ("CCU") reported as a material event (the "Material Event" or "Essential Event") the following:

a) Background

On May 7, 2014, CCU entered the Bolivian market through the acquisition of 34% of the share capital of Bebidas Bolivianas BBO S.A. (hereinafter, "BBO"), a multi-category beverage company, dedicated to the production, marketing and sale of alcoholic and non-alcoholic beverages in Bolivia, under proprietary and licensed brands, among which Mendocina, Malta Real, Cordillera beer and Heineken stand out.

On the same date, CCU signed a Shareholders´ Agreement with the Monasterio Group (hereinafter "GM"), the holder of the remaining 66% of BBO's equity, which contemplates CCU's right, through a call option, to acquire an additional stake in BBO that allows it to become the owner of 51% of the shares of BBO (hereinafter, the "Option").

b) Description of the Transaction

In accordance with the above, and as unanimously approved by the directors at a meeting held on April 4, 2018, CCU informed GM, by means of letter dated August 2, 2018, of the exercise of the Option in the amount necessary to become the owner of 51% of the shares of BBO; the contracts for the sale and transfer of shares from GM to CCU, according to the procedure established in the Shareholders´ Agreement referred to above, are to be executed by the parties within 10 (ten) calendar days as of the date of said communication.

As agreed to by the parties, the purchase price of the shares subject to the Option amounts to the aggregate sum of USD 8,500,000 (eight million five hundred thousand U.S. dollars).

c) Status of the Transaction

In compliance with the procedure established in the Shareholders' Agreement, the exercise of the Option for 17% of BBO's share capital was consummated yesterday, August 9, 2018, through the execution of the above mentioned share purchase agreements between CCU and GM.

Additionally, on the date of the sale of the shares subject to the Option, the parties entered an Addendum to the Shareholders´ Agreement referred to above.

d) Effects of the exercise of the Option on the Results of CCU

The Board of Directors considered that the execution of the Option allows CCU to consolidate BBO´s operations, which constitutes a material event and is in line with CCU s 2016-2018 strategic objectives, in particular, the growth in the categories and countries in which the Company currently participates, as well as the further strengthening of the CCU Business Model.

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer industry and in Peru, in the pisco industry. The Company s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., Anheuser-Busch Incorporated , PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt s) and Coors Brewing Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 10, 2018